

10016337



Johnson Matthey

September 7, 2010



SUPPL

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70091410000086154086
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** — **05 Aug 2010**
2. **Notification of Transactions of Directors/Persons** — **06 Aug 2010**
3. **Notification of Transactions of Directors/Persons** — **10 Aug 2010**
4. **Announcement – Divestment of Johnson Matthey Vertec Business** — **16 Aug 2010**
5. **Notification of Transactions of Directors/Persons** — **16 Aug 2010**
6. **Notification of Transactions of Directors/Persons** — **24 Aug 2010**
7. **Notification of Major Interests in Shares** — **31 Aug 2010**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dlw 9/17

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R


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3. Name of person discharging managerial responsibilities/director:

N A P Carson
S Farrant
G P Otterman
I F Stephenson
J F Walker
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Dividend Reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	56
S Farrant	37
G P Otterman	4
I F Stephenson	56
J F Walker	6
N Whitley	46

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.53

14. Date and place of transaction:

2 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson 174,174

16. Date issuer informed of transaction:

4 August 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
5 August 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R


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3. Name of person discharging managerial responsibilities/director:

   A M Thomson
   S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   A M Thomson
   S Farrant

8. State the nature of the transaction:

   Dividend Reinvestment Plan – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

A M Thomson	37
S Farrant	8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.50

14. Date and place of transaction:

3 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,420

16. Date issuer informed of transaction:

5 August 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
6 August 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R



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3. Name of person discharging managerial responsibilities/director:

N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

Notification relates to the person named in 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

Notification is in respect of a holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N Whitley

8. State the nature of the transaction:

(i) Sale of 1,176 shares at a sale price of £17.26 from the Johnson Matthey Share Incentive Plan; and

(ii) Exercise of executive share options and subsequent disposal of shares. Details are as follows:

Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Sale Price (£)*
3,858	20/07/2005	10.70	17.22
1,691	26/07/2006	12.82	17.16

9. Number of shares, debentures or financial instruments relating to shares acquired:

(i) See 8 above
(ii) See 8 above

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

(i) See 8 above
(ii) See 8 above

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

(i) See 8 above
(ii) See 8 above

14. Date and place of transaction:

6 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

9 August 2010

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill
Deputy Company Secretary

Date of Notification
10 August 2010

Johnson Matthey Announces Divestment of its Vertec Business

Further to Johnson Matthey's announcement on 27th May 2010 that it was consulting with employees on the future of its Vertec business, the company has today announced that it has agreed to divest the Vertec business.

The Vertec business' order book is to be acquired by Dorf Ketal Chemicals AG, a subsidiary of Dorf Ketal Chemicals (India) Pvt Limited (www.dorfketal.com), for £4.6 million. The transaction is conditional upon regulatory clearance and is expected to be completed by 30th September 2010.

Johnson Matthey has agreed to enter into a toll manufacturing agreement with Dorf Ketal upon completion of the divestment. Under this agreement, the company will continue to manufacture and supply products to Dorf Ketal from its Haverton site in Billingham, UK until 31st March 2011, at which point the Haverton manufacturing site will close.

It is the company's intention to redeploy the vast majority of the 50 affected employees to its other operations in the Teesside area and at other UK sites.

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
Sally Jones	Public Relations Manager	020 7269 8407

www.matthey.com


SEC MAIL
RECEIVED
PROCESSING
SEP 13 2010
WASH. D.C.
200
SECTION

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R


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3. Name of person discharging managerial responsibilities/director:

   Neil Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holding of the person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Neil Whitley

8. State the nature of the transaction:

   Sale of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

   N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

    500

12. Percentage of issued class disposed (treasury shares of that class should not be taken into

account when calculating percentage):

Less than 0.1%

13. Price per share or value of transaction:

£17.261

14. Date and place of transaction:

6 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

16 August 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
16 August 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

   In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   S Farrant
   N P H Garner
   G P Otterman
   L C Pentz
   W F Sandford
   I F Stephenson
   J F Walker
   N Whitley


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4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
S Farrant	24
N P H Garner	24
G P Otterman	21
L C Pentz	21
W F Sandford	24
I F Stephenson	24
J F Walker	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.92

14. Date and place of transaction:

18 August 2010, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	174,198
L C Pentz	25,079
W F Sandford	4,953

16. Date issuer informed of transaction:

24 August 2010

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Deputy Company Secretary
020 7269 8400

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
24 August 2010

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1 Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Johnson Matthey plc

2 Reason for the notification:

An acquisition or disposal of voting rights.

3 Full name of person(s) subject to the notification obligation:

Prudential plc group of companies

4 Full name of shareholder(s) (if different from 3.):

PRUCLT HSBC GIS NOM (UK) PPL AC	828,620
NORTRUST NOMINEE LTD A/C MEJ01	3,141,331
NORTRUST NOMS LTD	303,955
M&G GLOBAL DIVIDEND FUND	124,000
NORTRUST NOMINEE LTD A/C PUC01	57,218
HSBC SEOUL GL BASICS MOTHER FD	1,001
NORTRUST NOMINEE LTD A/C PUS01	9,108
STATE STREET NOMS	12,858
JNL/M&G GLOBAL BASICS FUND	64,776
PRUCLT HSBC GIS NOM (UK) PAC AC	2,212,470
NORTRUST NOMINEE LTD A/C MKK01	3,750,000
NORTRUST NOMS LTD A/C PUE01	600
NORTRUST NOMINEE LTD A/C MVB01	76,714
NORTRUST NOMINEE LTD A/C MHF01	48,941
NORTRUST NOMINEE LTD A/C MVA01	88,358
PTF	29,296

5 Date of the transaction (and date on which the threshold is crossed or reached if different):

26 August 2010

6 Date on which issuer notified:

27 August 2010

7 Threshold(s) that is/are crossed or reached:

See item 13

8 Notified details:

VOTING RIGHTS ATTACHED TO SHARES:

Class/type of shares (if possible using the ISIN CODE):

GB0004764071

Situation previous to the triggering transaction:

Number of shares: 10,849,246

Number of voting rights: 10,849,246

Resulting situation after the triggering transaction:

Number of shares (direct): 10,749,246

Number of voting rights (direct): 10,642,316

Number of voting rights (indirect): 106,930

% of voting rights (direct): 4.95%

% of voting rights (indirect): 0.05%

Total voting rights: 10,749,246 (5.00%)

9 Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc (parent Company)

PROXY VOTING:

10 Name of the proxy holder:

N/A

11 Number of voting rights proxy holder will cease to hold:

N/A

12 Date on which proxy holder will cease to hold voting rights:

N/A

13 Additional Information

M&G Group Limited (wholly owned subsidiary of Prudential plc), M&G Limited (wholly owned subsidiary of M&G Group Limited) and M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) no longer have a notifiable interest – now "below 5%"

14 Contact Name:

Angela Purtill, Deputy Company Secretary, Johnson Matthey plc

Contact Telephone Number:
020 7269 8461